Exhibit 99.4

PRESS RELEASE

Inventiva announces financing of up to €348 million to advance the NATiV3 Phase 3 MASH study

►	Inventiva secures €94.1 million of a multi-tranche equity financing of up to €348 million, subject to satisfaction of specified conditions, from both new and existing investors, and up to $30 million in milestone payments relating to equity financing pursuant to amendment to license and collaboration agreement with CTTQ.

►	Proceeds from financing to be primarily used to advance Inventiva’s Phase 3, NATiV3 clinical trial evaluating lanifibranor in patients with MASH.

►	More than 1,100 patients randomized in the NATiV3 study evaluating lanifibranor for the treatment of noncirrhotic MASH, with completion of enrollment projected in 1H 2025.

►	Appointment to the Board of Directors of Mark Pruzanski, MD, as Chairman and Srinivas Akkaraju, MD, PhD, as director, subject to the next General Meeting of Shareholders’ approval.

Daix (France), Long Island City (New York, United States), October 14, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”) and other diseases with significant unmet medical needs, today announced financing of immediately €94.1 million and up to €348 million (the “Transaction”), subject to satisfaction of specified conditions, to fund the completion of the Phase 3 NATiV3 MASH trial and preparation for the potential filing for marketing approval and commercialization of lanifibranor.

The Transaction was led by New Enterprise Associates, BVF Partners LP and Samsara BioCapital, with the participation of additional existing and new investors including Andera Partners, Deep Track Capital, Eventide Asset Management, Great Point Partners, LLC, Invus, Perceptive Advisors, Schonfeld Strategic Advisors and Sofinnova Crossover I SLP.

Pursuant to the Transaction and subject to shareholder approval at the next general meeting to be convened by December 16, 2024, the Company appointed Mark Pruzanski, MD, as Company Chairman, and Srinivas Akkaraju, MD, PhD, as a director. Up to four additional directors are to be named by each of the other four largest investors, of whom at least two will qualify as independent and would replace existing directors (excluding Frederic Cren, Mark Pruzanski and Srini Akkaraju).

Dr. Mark Pruzanski said: “I have long believed in the therapeutic potential of lanifibranor in MASH and am honored at the prospect of joining Inventiva as Chairman. Based on the previously published Phase 2b NATIVE study results, lanifibranor has a profile that positions it as a possible ‘best in category’ oral drug: its insulin sensitizing and direct antifibrotic benefits make it an ideal therapy for the large population of Type 2 diabetic patients with advanced fibrosis due to MASH who are at the greatest risk of progressing to liver failure. With the support of the equivalent

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of up to $410 million in funding announced today, I look forward to working with Frederic and the rest of the Board to help transition the Company to maximize its ability to deliver on lanifibranor’s promise.”

J.P. Morgan, TD Cowen, Guggenheim Securities, and LifeSci Capital are acting as placement agents for the financing, and Namsen Capital is acting as Equity Capital Markets Advisor.

Frederic Cren, Chief Executive Officer of Inventiva, stated:  "I am very pleased to announce this important financing at a critical juncture for the Company. This reflects the confidence of the participating investors and our partner CTTQ in the value of lanifibranor as a breakthrough therapy for patients suffering from MASH. The total proceeds from the financing will support the MASH program and subsequent filing for marketing approval, along with preparations for the potential commercialization of lanifibranor. I would also like to highlight the benefit Mark’s deep expertise in the MASH field brings and look forward to working with him to ensure the best chance of getting lanifibranor to patients.”

Dr. Nezam (“Nid”) Afdhal, Chief of Gastroenterology, Beth Israel Deaconess Medical Center, Professor of Medicine, Harvard Medical School, said: “Investigators and clinicians remain excited about the prospect of lanifibranor in MASH due to its effect on improving both fibrosis and resolution of MASH. PPAR agonism with lanifibranor has also been demonstrated to improve the metabolic profile and cardiovascular risk factors in our patients with MASH. This dual benefit has the potential to identify lanifibranor as an optimal choice for patients with MASH, significant fibrosis, and diabetes.”

About the Transaction

The Transaction consists of:

(i) the issuance , through a capital increase without preferential subscription rights reserved to a specific category of beneficiaries (“à catégorie de personnes”), of an aggregate of €94.1 million through the issuance of 34,600,507 new ordinary shares of the Company, par value €0.01 per share (the “T1 New Shares”) at a price of €1.35 per T1 New Share, and 35,399,481 prefunded warrants to purchase ordinary shares in the Company at an exercise price of €0.01 per new ordinary share, each giving the right, in the event of exercise, to one new ordinary share (the “T1 BSAs”), subject to the satisfaction of customary closing conditions;

(ii) the issuance, in a second phase, subject to the satisfaction of the T1bis Conditions Precedent (as defined below), through a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”) in accordance with article L. 225-138 of the French Commercial Code, of new ordinary shares, par value €0.01 per share or of prefunded warrants to purchase ordinary shares of the Company at an exercise price of €0.01 per new ordinary share, each giving the right, in the event of exercise, to one new ordinary share (the “T1bis New Shares”), for a total gross amount of €21.4 million;

(iii) the issuance, in a third phase, through a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”), subject to the T2 Conditions Precedent (as this term is defined below), of ordinary shares (or, in lieu of ordinary shares at the request of each investor, pre-funded warrants) to which share warrants are attached (the “ABSAs”) for a total amount of €116 million . Each ABSA will consist of a number of new ordinary shares with a par value of €0.01 (or prefunded warrants) to be determined by the Company's Board of Directors (the “T2 New Shares”) to which will be attached a number of warrants exercisable at an exercise price of €1.50 (the “T3 BSAs”), subject to the occurrence of the T3 Triggering Event (as defined below), allowing for the subscription of a maximum aggregate amount of €116 million of new ordinary shares.

Settlement of the T1 New Shares and the T1 BSAs is expected to take place on October 17, 2024 (the “Settlement Date”), subject to satisfaction of the customary closing conditions.

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Pursuant to the Amendment entered into with Chia Tai Tianqing Pharmaceutical (Guangzhou) CO., LTD. (“CTTQ”) concurrent with the Transaction, if the Company receives commitments from investors to subscribe to an equity raise, in two or three tranches, prior to December 31, 2024, for an aggregate amount of at least €180 million (the “Equity Raise”), CTTQ shall pay to the Company (i) $10 million within 30 days of settlement-delivery of the T1 New Shares and T1 BSAs in the event of the issuance of the first tranche of the Equity Raise to be paid by CTTQ, (ii) $10 million upon the completion of the second tranche of the Equity Raise and (iii) $10 million upon the publication by the Company of positive topline data announcing that any key primary endpoint or key secondary endpoint of the Phase 3 global trial, with any dosage regimen tested in the trial, have been met. Under the terms of the Amendment, the total amount of milestone payments remains unchanged, while the royalties that Inventiva is eligible to receive have been reduced to the low single digits.

Reasons for the issuance and use of the proceeds of the Transaction

The Company intends to use the net proceeds from the issuance of the T1 New Shares and T1 BSAs of €94.1 million gross, or €86.6 million net, together with available cash, as follows: approximately 85% for the clinical program evaluating lanifibranor for the treatment of MASH (“NATiV3”) and, in the event of positive NATiV3 results, for the submission of a new drug application, and the remainder, approximately 15%, for general corporate purposes. The Company has undertaken not to use these proceeds for the early redemption of its financial debt prior to its scheduled maturity or for the repurchase of securities issued as part of the Transaction, subject to the implementation of its liquidity contract with Kepler Cheuvreux.

The Company intends to use the aggregate proceeds from the issuance of the T1 New Shares and of the T1 BSAs (for a gross amount of €94.1 million and a net amount of €86.6 million), from the issuance of the T1bis New Shares (for a gross amount of €21.4 million), if this tranche is issued subject to the satisfaction of the T1bis Condition Precedent, and from the issuance of T2 New Shares (for a gross amount of €116 million) if this tranche is issued subject to the satisfaction of the T2 Conditions Precedent, i.e., a maximum gross amount of up to €232 million if these two tranches are issued, to fund the continuation of the Company’s NATiV3 Phase 3 trial as well as to initiate the compensated cirrhosis study, until the announcement of NATiV3 topline results scheduled for the second-half of 2026. Subject to the satisfaction of the applicable conditions precedent and assuming the exercise of all T3 BSAs, the Company intends to use the gross proceeds of €116 million from the exercise of the T3 BSAs to fund the Company’s pre-commercialization activities, including applications for regulatory approval for lanifibranor, if necessary.

Working capital statement

As of the date of this press release, the Company believes that prior to the Transaction, its net working capital is not sufficient to meet its obligations over the next 12 months. As of June 30, 2024, the Company had cash and cash equivalents of €10.1 million, compared with cash and cash equivalents of €26.9 million and €9.0 million of long-term deposit1 at December 31, 2023.

In July 2024, Inventiva issued royalty certificates for an amount of approximately €20.1 million (the “2024 Royalty Certificates”). Taking into account its current cost structure and expected expenses, and taking into account the proceeds from the issuance of the 2024 Royalty Certificates and the short-term cash preservation measures put in place by the Company, but excluding any proceeds from the Transaction, the Company estimates that its cash, cash equivalents and deposits would enable it to finance its operations until mid-October 2024. Prior to the Transaction, the Company is therefore unable to meet its current obligations over the next 12 months.

To cover its obligations until the beginning of October 2025, based on its current business plan, the Company estimates that its additional cash requirements will amount to between €130 million and €135 million.

1 The long-term deposit had a two year-term, were accessible prior to the expiration of the term with a notice period of 31 days and were considered as liquid by the Company

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The Company also estimates that, prior to the Transaction, it would need approximately €250 million to finance its activities until the topline results from its NATiV3 trial, targeted for the second half of 2026. This estimate includes the estimated €130 to €135 million needed to finance the Company's activities over the next 12 months mentioned above.

Following the issuance of the T1 New Shares and of the T1 BSAs (and excluding the issuance of the T1bis New Shares, the ABSAs and the exercise of the T3 BSAs) for gross proceeds of €94.1 million, or estimated net proceeds of €86.6 million, the Company will not have sufficient net working capital to meet its current obligations over the next 12 months, and will see its financial visibility extended, taking into account the €8.6 million ($10 million) net payment to be made by CTTQ within 30 days of the settlement and delivery of the T1 New Shares and the T1 BSAs, to the end of the second quarter of 2025. The Company estimates that, following the issuance of the T1 New Shares and of the T1 BSAs and taking into account the payment to be made by CTTQ within 30 days of the settlement and delivery of the T1 New Shares and the T1 BSAs, but excluding the issuance of the ABSAs and the exercise of the T3 BSAs, its additional cash requirements in order to meet its current obligations over the next 12 months will amount to €40 million.

If the T1bis Shares (representing a gross amount of €21.4 million) and the ABSAs (representing a gross amount of €116 million) are issued, subject to T1bis Conditions Precedent and T2 Conditions Precedent, as applicable, the Company could extend its financial visibility beyond 12 months.

To the extent the T1bis Conditions Precedent and/or the T2 Conditions Precedent are not satisfied and/or the T3 Triggering Event does not occur and therefore the T1bis Shares and the ABSAs are not issued and the Company does not receive any of the contemplated gross proceeds from the issuance of the T1bis Shares or ABSAs or exercise of the T3 BSAs, the Company will need to raise additional funds to support is business and its research and development programs as currently contemplated through:

-	other potential public offerings or private placements of equity or debt instruments; or
-	potential strategic options such as business development partnerships and/or licensing agreements.

Main characteristics of the Transaction

The Company's Board of Directors, by virtue of the powers granted to it by the 25th resolution of the shareholders' general meeting of June 20, 2024 (capital increase without preferential subscription rights in favor of specific categories of beneficiaries2) and in accordance with Articles L. 225-138 et seq. of the French Commercial Code (Code de commerce) has decided on October 11, 2024 to proceed with the issuance of T1 New Shares and of T1 BSAs and has determined the final number of T1 New Shares and of the T1 BSAs and their subscription price and exercise price.

Conditions precedent to the issuance and subscription of the T1bis New Shares

The issuance by the Company of the T1bis New Shares is subject to the approval by the shareholders' meeting to be held no later than December 16, 2024 of the resolutions and decisions of the Board of Directors allowing the issuance of such T1bis New Shares and that no material adverse change (defined as any event, breach or circumstance, individually or in the aggregate, that has had or could reasonably be expected to have a material adverse effect on the clinical development stages of lanifibranor, or on the manufacture of the new drug in preparation for commercial launch, or with respect to the company's ability to successfully complete the NATiV3 trial and obtain the necessary Food and Drug Administration (FDA) approvals (a “Material Adverse Change”))

2 The specific categories of persons defined by the 6th resolution of the general meeting held on June 20, 2024 include: (i) natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issuance intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

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between the issuance of the T1 New Shares and T1 BSA and the settlement and delivery of the T1bis New Shares (together, the “T1bis Conditions Precedent”). The adoption of the necessary resolutions by the shareholders at the general meeting to be held no later than December 16, 2024 will be the subject of a press release, in line with the Company’s information obligations. The issuance of the T1bis New Shares will also be the subject of a press release on the day of the meeting of the Board of Directors or the Chief Executive Officer acting by delegation of the Board of Directors of the Company deciding on this issuance.

Conditions precedent to the issuance and subscription of the ABSAs

The issuance by the Company of the ABSAs and their subscription by each investor is subject to the following conditions : (i) no Material Adverse Change between issuance of T1bis New Shares and the settlement and delivery of the ABSAs, (ii) the DMC, an independent group of experts responsible for monitoring the safety of patients enrolled in the NATiV3 study, which is usually set up for certain clinical trials, does not recommend suspending the NATiV3 study, (iii) the last patient in the NATiV3 main cohort has been randomized (the latter should happen no later than April 30, 2025), (iv) the study drop-out rate before week 72 is less than 30% (the “T2 Triggering Event”), (v) the subscription and payment by investors of all the T2 New Shares upon settlement-delivery of the T2 New Shares, (vi) the approval by the shareholders at the general meeting to be held no later than December 16, 2024 of the resolutions and decisions of the Board of Directors allowing the issuance of the T2 New Shares and the attached T3 BSAs (and allowing the implementation of the new governance of the Company if it has not already been implemented by that date) and (vii) the customary settlement-delivery conditions (conditions (i) to (vii) collectively, the “T2 Conditions Precedent”). Conditions (i) through (iv) may be waived with the consent of investors representing 60% of the aggregate of all ABSAs to be subscribed. The issuance of the ABSAs will be the subject of a press release on the day of the meeting of the Board of Directors or the Chief Executive Officer acting by delegation of the Board of Directors of the Company noting the completion of the T2 Triggering Event and deciding on this issue.

Conditions precedent to the exercise of the T3 BSAs:

Subject to satisfaction of the T2 Conditions Precedent and the issuance of the ABSAs, the exercise of the T3 BSAs is further subject to the release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027 (the “T3 Triggering Event”). The exercise of the T3 BSAs must take place no later than July 30, 2027 (the “T3 BSA Maturity Date”).

Upon the occurrence of a Transforming Event (as defined below), satisfaction of the T3 Triggering Event as a condition to exercise may be waived with the prior consent of the holders representing 60% of all the T3 BSAs. A Transforming Event shall occur upon any of the following cases: (i) a person, alone or in concert, acquires control of the Company (control having the meaning set out in Article L. 233-3 of the French Commercial Code) 233-3 of the French Commercial Code), (ii) the announcement or the filing of a takeover bid, public exchange offer, alternative offer or mixed offer, (iii) a merger in which the where the holdings of shareholders of the Company are diluted by 30% or more, or (iv) the transfer of significant rights in lanifibranor to an entity in which the Company holds less than 51% of the capital or voting rights, or (v) an agreement relating to lanifibranor having or that may reasonably have a significant effect on the Company's business, financial position or prospects (a “Transforming Event”). The exercise of the T3 BSAs will be the subject of a press release on the day of the meeting of the Board of Directors or the Chief Executive Officer acting by delegation of the Board of Directors of the Company recording the occurrence of the T3 Triggering Event or the waiver by investors of this condition.

ABSAs subscription period:

Subject to approval of the necessary resolutions by the shareholders at the general meeting to be held no later than December 16, 2024, the ABSAs will be issued and subscribed subject to a decision by the Company's Board of Directors, which must be taken within a period between March 31, 2025 (excluded) and May 31, 2025, with at least fifteen business days' prior notice.

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Exercise period of the T3 BSAs:

Each investor will be able to exercise the T3 BSAs owned by it, in whole or in part, for cash, at the earliest between (x) the 45th calendar day following the occurrence of the T3 Triggering Event and (y) the third business day (inclusive) preceding the T3 BSAs Maturity Date in the event of the occurrence of the T3 Triggering Event (the “T3 BSA Exercise Period”) and, if the occurrence of the T3 Triggering Event is waived as described above, during the period starting from (inclusive) the date on which such waiver is granted and ending on the third Business Day (inclusive) prior to the T3 BSA Maturity Date.

If the T3 Triggering Event is not fulfilled or does not occur within the defined time period, the T3 BSAs will automatically lapse on the third business day following the T3 BSA Exercise Period.

Subscription price of the T1 New Shares, the T1 BSAs, the ABSAs and exercise price of the T3 BSAs:

On October 11, 2024, the Board of Directors set the subscription price of the T1 New Shares at €1.35 (the “T1 Subscription Price”) (€0,01 nominal value and €1.34 premium).

Given the specific characteristics of T1 BSAs, the subscription price of each T1 BSAs is equal to €1.34 and corresponds to the T1 Subscription Price (i.e. €1.35) reduced by the nominal value of an ordinary share (€0.01).

In accordance with the price limits set forth in the 25th resolution of the general meeting held on June 20, 2024, the T1 Subscription Price (i.e. €1.35) represents a discount of 10% to €1.5048, which is the volume weighted average price of the Company's shares on the regulated market of Euronext in Paris during the last 5 trading sessions preceding pricing of the T1 New Shares (the “Reference Price”).

Subject to satisfaction of the T1bis Conditions Precedent, the subscription price of the T1bis New Shares will be equal to the T1 Subscription Price (i.e. €1.35).

Subject to satisfaction of the T2 Conditions Precedent, the subscription price of the ABSAs will correspond to the lower of (i) the T1 Subscription Price (i.e. €1.35) and (ii) the volume-weighted average of the Company's share price on the regulated market of Euronext Paris during the 5 trading sessions preceding pricing of the ABSAs (it being specified that no discount will be applied to this average).

Subject to the completion of T3 Triggering Event or the Transforming Event, the T3 BSA Exercise Price corresponds to the Reference Price (it being specified that no discount will be applied to this average), i.e. €1.50 (the “T3 BSA Exercise Price").

Allocation of the Transaction and undertakings of the Company:

The number of T1bis New Shares, T2 New Shares and T3 BSAs will be subscribed by each investor pro rata to the number of T1 New Shares and T1 BSAs subscribed for by this investor. In the event of failure by an investor to subscribe for the ABSAs, the Company undertakes to offer the other investors the right to subscribe for a number of additional ABSAs not subscribed for by the defaulting investor, which will be allocated pro rata to the number of T1 New Shares subscribed and of T1 BSAs subscribed for by each investor and wishing to subscribe for these ABSAs.

Governance Rights:

As part of the Transaction, the Company has undertaken, subject to settlement of the T1 New Shares and T1 BSAs to propose the appointment of Mark Pruzanski and Srinivas Akkaraju as members of the Board of Directors at the general meeting to be held no later than December 16, 2024.

In addition, up to four additional directors may be appointed or co-opted to replace existing directors (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), it being specified that one director will be appointed or co-opted on the proposal of BVF Partners LP (“BVF”) and three directors upon proposal by each of the three largest investors in the Transaction, subject to settlement-delivery of the T1 New Shares and T1 BSAs and shareholder

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approval of the resolutions relating to the issuance of the ABSAs by the general meeting to be held no later than December 16, 2024.

The Board of Directors has, on October 11, 2024, irrevocably decided, on the pending condition of the appointment of Mark Pruzanski as director of the Company by the general meeting to be held no later than December 16, 2024, to dissociate the functions of président du conseil d’administration (chairman of the board) and directeur général (CEO), Frédéric Cren being currently président directeur général of the Company, and to appoint Mark Pruzanski as président du conseil d’administration and Frédéric Cren as directeur général, as of the date of the next board meeting held after such general meeting.

Form of the T1 New Shares and the T1 BSAs:

The T1 New Shares shall be registered in pure registered form (au nominatif pur) under French law until the earlier of (x) the date of settlement-delivery of T2 New Shares or (y) May 20, 2025. Thereafter, the T1 New Shares will be held at the option of the holder either in registered form (au nominatif) or in bearer form (au porteur).

The T1 BSAs will be securities giving access to the capital within the meaning of Article L. 228-91 of the French Commercial Code. They will be issued in dematerialized form and held in pure registered form (au nominatif pur) until the expiration of the lock-up (described below) in the securities account opened in the name of the investor in the books of the Company's account keeper. No physical document evidencing ownership of the T1 BSAs will be issued. The T1 BSAs will not be listed but will be admitted to Euroclear.

The shares issued upon the exercise of T1 BSAs (the “T1 Warrant Shares”) will be held in pure registered form (au nominatif pur) until expiration of the lock-up and thereafter at the option of the holder, in registered form (au nominatif) or in bearer form (au porteur).

As soon as they are issued, the T1 New Shares, the T2 New Shares, the T1 Warrant Shares and the shares issued upon the exercise of T3 BSAs (the “T3 Warrant Shares”), if any, will be automatically assimilated to the Company's ordinary shares and will be admitted to trading on the regulated market of Euronext Paris under ISIN number FR0013233012.

Form of the T1bis New Shares, the T2 New Shares and the T3 BSAs:

The T1bis New Shares will be registered under the same conditions as the T1 New Shares.

The T2 New Shares will be held, from their issuance and at the holder's option, in registered form (au nominatif) or in bearer form (au porteur) and will be freely transferable.

The T3 BSAs will be securities giving access to the share capital within the meaning of article L. 228-91 of the French Commercial Code. They will be issued in dematerialized form and held in registered form (au nominatif) in a securities account opened in the name of the investor in the books of the Company's account keeper. No physical document evidencing ownership of the T3 BSAs will be issued. The T3 BSAs will not be listed or admitted to Euroclear.

The shares issued upon exercise of the T3 BSAs (the “T3 Warrant Shares”) will be held, upon issuance and at the option of the holder, in registered form (au nominatif) or in bearer form (au porteur).

Adjustment of exercise ratio and the T3 BSA Exercise Price:

The T3 BSA Exercise Price and/or the number of T3 Warrant Shares will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and French market standards.

In case of a capital increase, absorption, merger, spin-off or issuance of new shares or securities giving access to the share capital, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company will be entitled to

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suspend the exercise of the T3 BSAs for a period that may not exceed three months or any other period set by the applicable regulations.

Lock-up on T1 New Shares, on T1 BSAs and on T1bis New Shares:

Investors participating in the Transaction have agreed to a lock-up on the T1 New Shares and the T1 BSAs and the T1 Warrant Shares until the earlier of (x) the issuance date of the ABSAs or (y) May 20, 2025, subject to certain exceptions (including transfers to an affiliate to the investor, to another investor, or, subject to the agreement of the Company in its sole discretion, to any third party who makes the same lock-up commitment on the T1 New Shares and on the T1 BSAs and T1 Warrant Shares).

The T1bis New Shares will be held by investors under the same conditions as the T1 New Shares in the event of their issuance.

Voting undertakings:

The investors have undertaken to subscribe for the T1bis New Shares and the ABSAs and to vote in favor of the resolutions of the general meeting to be held no later than December 16, 2024 relating to the issuance of the T1bis New Shares and the ABSAs (with the exception of the resolution relating to this investor's own investment) and relating to changes in the governance of the Company.

Mr. Frédéric Cren and Mr. Pierre Broqua have undertaken to vote in favor of the resolutions of the general meeting to be held no later than December 16, 2024.

Representation of T1 BSAs and T3 BSAs holders:

The T1 BSAs holders and the T3 BSAs holders will each be grouped automatically for the defense of their common interests in a masse. The masses will act, in part, through a representative and, in part, through collective decisions of the relevant holders.

Transaction participants:

BVF, which holds approximately 16.4% of the share capital and approximately 13.1% of the voting rights of the Company as of the date hereof and not taking into account the Transaction, subscribed to 8,231,034 T1 BSAs for an amount of approximately €11 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, BVF will hold approximately 9.8% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

New Enterprise Associates (“NEA”), which holds approximately 10.7% of the share capital and approximately 8.5% of the voting rights of the Company as of the date hereof and not taking into account the Transaction, subscribed to 2,262,931 T1 New Shares for an amount of approximately €3 million and to 12,823,276 T1 BSAs for an amount of approximately €17 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, NEA will hold approximately 9.0% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

Sofinnova Crossover I SLP (“Sofinnova”), which holds approximately 9.7% of the share capital and approximately 9.4% of the voting rights of the Company as of the date hereof and not taking into account the Transaction, subscribed to 1,369,827 Tranche 1 New Shares for an amount of approximately €1.8 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, Sofinnova will hold approximately 7.4% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

Yiheng Capital Management, L.P., (“Yiheng”), which holds approximately 7.4% of the share capital and approximately 5.9% of the voting rights of the Company as of the date hereof and not taking into account the Transaction, subscribed to 1,629,310 T1 New Shares for an amount of approximately €2.2 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, Yiheng will hold approximately 6.3% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

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Invus Public Equities, (“Invus”), subscribed to 6,034,482 T1 New Shares for an amount of approximately €8.1 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, Invus will hold approximately 8.7% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

Andera Partners, (“Andera”), subscribed to 5,008,620 T1 New Shares for an amount of approximately €6.7 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, Andera will hold approximately 5.8% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

Perceptive Advisors, (“Perceptive”), subscribed to 4,525,862 T1 New Shares for an amount of approximately €6.1 million and 1,508,620 T1 BSAs for €2.0 million. Assuming the issuance of the T1 New Shares and the T1 BSAs, Perceptive will hold approximately 5.2% of the share capital of the Company, on a non-diluted basis immediately following the closing of the first tranche of the Transaction.

Impact of the Transaction on the share capital

Following the Settlement Date, the Company’s share capital will be €870,776.95 million divided into 87,077,695 shares.

For illustration purposes, the impact of the issuance of the T1 New Shares, the T1 Warrant Shares (assuming full exercise), the T1bis New Shares, the T2 New Shares and the T3 Warrant Shares (assuming full exercise) on the ownership of a shareholder holding 1% of the Company’s share capital prior to the Transaction and not subscribing to it, is as follows (calculation made on the basis of the Company's share capital as of September 30, 2024):

	Percentage of capital
	Non-diluted basis	Diluted basis(1)
Before issuance of the T1 New Shares	1%	0.87%
After issuance of the T1 New Shares and T1 BSA	0.60%	0.45%
After issuance of the T1 New Shares, the T1 Warrant Shares and the T1bis New Shares	0.55%	0.41%
After issuance of the T1 New Shares, the T1 Warrant Shares, the T1bis New Shares and the T2 New Shares*	0.29%	0.26%
After issuance of the T1 New Shares, the T1 Warrant Shares, the T1bis New Shares, the T2 New Shares*, and the T3 Warrant Shares	0.20%	0.19%

(1) Calculations are based on the assumption that all share subscription warrants (BSA) and warrants for the subscription of business creators’ shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) will vest.

*Calculations are based on the assumptions that (i) all the conditions for the issue of the New T1bis Shares and New T2 Shares have been met, (ii) the T2 New Shares will only be issued in ordinary shares and (iii) the subscription price of the ABSAs is equivalent to the Subscription Price of the New T1 Shares (i.e. a number of 85,925,919 New T2 Shares).

Impact of the Transaction on shareholders' equity

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For illustration purposes, the impact of the issuance of the of the T1 New Shares, the T1 Warrant Shares (assuming full exercise), the T2 New Shares and the T3 Warrant Shares (assuming full exercise) on the Company's equity per share (calculation made on the basis of the Company's equity at June 30, 2024) is as follows:

	Equity per share in euros
	Non-diluted basis	Diluted basis(1)
Before issuance of the T1 New Shares	-€1.88	-€1.04
After issuance of the T1 New Shares and T1 BSA	-€0.14	€0.18
After issuance of the T1 New Shares, the T1 Warrant Shares and the T1bis New Shares	€0.10	€0.30
After issuance of the T1 New Shares, the T1 Warrant Shares, the T1bis New Shares and the T2 New Shares*	€0.54	€0.56
After issuance of the T1 New Shares, all the T1 Warrant Shares, the T1bis New Shares, the T2 New Shares*, and the T3 Warrant Shares	€0.83	€0.80

(1) Calculations are based on the assumption that all share subscription warrants (BSA) and warrants for the subscription of business creators' shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) will vest.

*Calculations are based on the assumptions that (i) all the conditions for the issue of the New T1bis Shares and New T2 Shares have been met, (ii) the T2 New Shares will only be issued in ordinary shares and (iii) the subscription price of the ABSAs is equivalent to the Subscription Price of the New T1 Shares (i.e. a number of 85,925,919 New T2 Shares).

Evolution of the shareholding structure in connection with the Transaction

The shareholding structure of the Company prior to the Transaction is set forth below:

	Shareholding prior to the Transaction
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	10.8%	11,224,448	17.2%
Pierre Broqua	3,882,500	7.4%	7,765,000	11.9%
Sous-total – Concert	9,494,724	18.2%	18,989,448	29.1%
BVF Partners L.P.	8,545,499	16.4%	8,545,499	13.1%
New Enterprise Associates (NEA)	5,572,953	10.7%	5,572,953	8.5%
Sofinnova	5,070,266	9.7%	6,110,827	9.4%
Qatar Holding LLC	5,157,233	9.9%	5,157,233	7.9%
Yiheng	3,845,676	7.4%	3,845,676	5.9%
ISLS Consulting	111,000	0.2%	222,000	0.3%
David Nikodem	-	-	-	-
M. J GOLDBERG	-	-	-	-
Directors (non-executifs)	10,000	0.02%	10,000	0.02%
Employees	1,338,127	2.6%	2,282,563	3.5%
Treasury shares	106,115	0.2%	-	-
Free float	13,225,595	24.7%	14,602,674	22.2%
Total	52,477,188	100.0%	65,338,873	100.0%

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The issuance of T1 New Shares and the T1 BSA will have the following impact on the allocation of the share capital and the voting rights of the Company:

	Shareholder following the issuance of T1 New Shares and the T1 BSA
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	6.4%	11,224,448	11.2%
Pierre Broqua	3,882,500	4.5%	7,765,000	7.8%
Sous-total – Concert	9,494,724	10.9%	18,989,448	19.0%
BVF Partners L.P.	8,545,499	9.8%	8,545,499	8.6%
New Enterprise Associates (NEA)	7,835,884	9.0%	7,835,884	7.8%
Sofinnova	6,440,093	7.4%	7,480,654	7.5%
Qatar Holding LLC	5,157,233	5.9%	5,157,233	5.2%
Yiheng	5,474,986	6.3%	5,474,986	5.5%
Perceptive	4,525,862	5.2%	4,525,862	4.5%
Andera Partners	5,008,620	5.8%	5,008,620	5.0%
Invus	7,606,810	8.7%	7,606,810	7.6%
ISLS Consulting	111,000	0.1%	222,000	0.2%
David Nikodem	-	-	-	-
M. J GOLDBERG	-	-	-	-
Directors (non-executifs)	10,000	0.0%	10,000	0.0%
Employees	1,338,127	1.5%	2,282,563	2.3%
Treasury shares	106,115	0.1%	-	-
Free floats	25,422,742	29.2%	26,799,821	26.8%
Total	87,077,695	100.0%	99,939,380	100.0%

The issuance of the T1 New Shares, the T1 Warrant Shares (assuming full exercise) and the T1bis New Shares will have the following impact on the Company's share capital and voting rights:

	Shareholding following the T1 New Shares, the T1 Warrant Shares and the T1bis New Shares
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	5.9%	11,224,448	10.4%
Pierre Broqua	3,882,500	4.1%	7,765,000	7.2%
Sous-total – Concert	9,494,724	10.0%	18,989,448	17.6%
BVF Partners L.P.	8,545,499	9.0%	8,545,499	7.9%
New Enterprise Associates (NEA)	8,350,730	8.8%	8,350,730	7.7%
Sofinnova	6,751,746	7.1%	7,792,307	7.2%
Qatar Holding LLC	5,157,233	5.4%	5,157,233	4.8%
Yiheng	5,845,675	6.2%	5,845,675	5.4%
Perceptive	5,555,555	5.9%	5,555,555	5.2%
Andera Partners	6,148,147	6.5%	6,148,147	5.7%
Invus	8,979,734	9.5%	8,979,734	8.3%
ISLS Consulting	111,000	0.1%	222,000	0.2%
David Nikodem	-	0.0%	-	0.0%
M. J GOLDBERG	-	0.0%	-	0.0%
Directors (non-executifs)	10,000	0.0%	10,000	0.0%
Employees	1,338,127	1.4%	2,282,563	2.1%
Treasury shares	106,115	0.1%	0	0.0%

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Free float	28,555,474	30.1%	29,932,553	27.8%
Total	94,949,759	100.0%	107,811,444	100.0%

The issuance of the T1 New Shares, the T1 Warrant Shares (assuming full exercise), the T1bis New Shares and the T2 New Shares will have the following impact on the Company's share capital and voting rights:

	Shareholding following the issuance of the T1 New Shares, all the T1 Warrant Shares and the T2 New Shares*.
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	3.1%	11,224,448	5.8%
Pierre Broqua	3,882,500	2.1%	7,765,000	4.0%
Sous-total – Concert	9,494,724	5.2%	18,989,448	9.8%
BVF Partners L.P.	18,649,202	10.3%	18,649,202	9.6%
New Enterprise Associates (NEA)	26,869,248	14.9%	26,869,248	13.9%
Sofinnova	8,433,227	4.7%	9,473,788	4.9%
Qatar Holding LLC	5,157,233	2.9%	5,157,233	2.7%
Yiheng	7,845,675	4.3%	7,845,675	4.0%
Perceptive	12,962,962	7.2%	12,962,962	6.7%
Andera Partners	12,296,295	6.8%	12,296,295	6.3%
Invus	16,387,141	9.1%	16,387,141	8.5%
ISLS Consulting	111,000	0.1%	222,000	0.1%
David Nikodem	-	-	-	-
M. J GOLDBERG	-	-	-	-
Directors (non-executifs)	10,000	0.0%	10,000	0.0%
Employees	1,338,127	0.7%	2,282,563	1.2%
Treasury shares	106,115	0.1%	-	-
Free float	61,214,729	33.8%	62,591,808	32.3%
Total	180,875,678	100.0%	193,737,363	100.0%

*Calculations are based on the assumptions that (i) all the conditions for the issue of the New T1bis Shares and New T2 Shares have been met, (ii) the T2 New Shares will only be issued in ordinary shares and (iii) the subscription price of the ABSAs is equivalent to the Subscription Price of the New T1 Shares (i.e. a number of 85,925,919 New T2 Shares).

The issuance of the T1 New Shares, the T1 Warrant Shares (assuming full exercise), the T1bis New Shares, the T2 New Shares and of the T3 Warrant Shares (assuming full exercise) will have the following impact on the Company's share capital and voting rights:

	Shareholding following the issuance of the T1 New Shares, all the T1 Warrant Shares, the T2 New Shares* and of the T3 Warrant Shares
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	2.2%	11,224,448	4.1%
Pierre Broqua	3,882,500	1.5%	7,765,000	2.9%
Sous-total – Concert	9,494,724	3.7%	18,989,448	7.0%
BVF Partners L.P.	27,713,529	10.7%	27,713,529	10.2%
New Enterprise Associates (NEA)	43,482,751	16.9%	43,482,751	16.1%
Sofinnova	9,941,733	3.9%	10,982,294	4.1%
Qatar Holding LLC	5,157,233	2.0%	5,157,233	1.9%

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Yiheng	9,639,933	3.7%	9,639,933	3.6%
Perceptive	19,608,363	7.6%	19,608,363	7.2%
Andera Partners	17,811,978	6.9%	17,811,978	6.6%
Invus	23,032,542	8.9%	23,032,542	8.5%
ISLS Consulting	111,000	0.0%	222,000	0.1%
David Nikodem	-	-	-	-
M. J GOLDBERG	-	-	-	-
Directors (non-executifs)	10,000	0.0%	10,000	0.0%
Employees	1,338,127	0.5%	2,282,563	0.8%
Treasury shares	106,115	0.0%	-	-
Free float	90,514,301	35.1%	91,891,380	33.9%
Total	257,962,329	100.0%	270,824,014	100.0%

*Calculations are based on the assumptions that (i) all the conditions for the issue of the New T1bis Shares and New T2 Shares have been met, (ii) the T2 New Shares will only be issued in ordinary shares and (iii) the subscription price of the ABSAs is equivalent to the Subscription Price of the New T1 Shares (i.e. a number of 85,925,919 New T2 Shares).

Documentation

Application will be made to list the T1 New Shares and a maximum number of shares issued upon exercise of T1 BSAs on the regulated market of Euronext in Paris pursuant to a listing prospectus subject to an approval from the French Autorité des marchés financiers (“AMF“) and comprising the 2023 Universal Registration Document (Document d’enregistrement universel) filed with the AMF on April 3, 2024 under number D.24-0227, which incorporates the 2023 annual financial report (rapport financier annuel), as completed by an amendment to such universal registration document which incorporates the 2024 half year report (rapport financier semestriel), which will be filed with the AMF today as well as a Securities Note (Note d’opération), including a summary of the prospectus will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. As from such filings with the AMF, copies of the 2023 Universal Registration Document, as amended and of the listing prospectus, will be available free of charge at the Company’s head office located at 50 rue de Dijon, 21121 Daix, France, on the Company’s website (www.inventivapharma.com) and on the website of the AMF (www.amf-france.org).

This hyperlink is included pursuant to the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the "Prospectus Regulation") for the convenience of investors and the contents of this website is not incorporated by reference into this press release.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the field of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase 3 clinical trial, NATiV3, for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts

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relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP of Global External Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, the anticipated proceeds from the Transaction and Inventiva’s expected use of such proceeds, completion and timing of the Transaction, the satisfaction in part or full of the T1bis Conditions Precedent or T2 Conditions Precedent, the occurrence of the T3 Triggering Event, and the exercise by the investors of the warrants and pre-funded warrants to be issued in connection with the Transaction, Inventiva’s expectations regarding its collaboration agreement with CTTQ, including the achievement of specified milestones thereunder, Inventiva’s expectations with respect to ownership in its share capital by certain investors, Inventiva’s cash position following the Transaction, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH and its planned Phase 3 trial in patients with MASH and compensated cirrhosis,, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, and future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive

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the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that Inventiva cannot provide assurance on the impacts of the SUSAR on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions and satisfy in part or full of the T1bis Conditions Precedent or T2 Conditions Precedent and whether and when the Warrants are exercised and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024 and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

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This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

France

The T1 New Shares, T1 BSA, T1bis New Shares and ABSA (the “Securities”) have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The Securities may only be offered or sold in France pursuant to Article L. 411-1 of the French Monetary and Financial Code to “qualified investors” (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of Securities may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;
-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the Placement Agents for any such offer; or
-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Securities shall require us or any Placement Agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Placement Agents and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any ordinary shares.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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United States of America

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities in the United States of America, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

None of the securities to be issued in connection with the Transaction have been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

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